Client Id: 77

Filing pursuant to Rule 425 under the Securities Act of 1933, as amended Filer: Tele2 AB Subject Company: Com Hem Holding AB Commission File No.: 000-30918
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EDITED TRANSCRIPT
TEL2 B.ST - Tele2 AB and Com Hem Holding AB Combining to Create
Leading Integrated Connectivity Provider Conference Call

EVENT DATE/TIME: JANUARY 10, 2018 / 9:00AM GMT

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Client Id: 77

JANUARY 10, 2018 / 9:00AM, TEL2 B.ST - Tele2 AB and Com Hem Holding AB Combining to Create Leading Integrated Connectivity Provider Conference Call

CORPORATE PARTICIPANTS
Allison Kirkby Tele2 AB (publ) - President & CEO
Anders Nilsson Com Hem Holding AB (publ) - CEO and Director
Erik Strandin Pers Tele2 AB (publ) - Head of IR
Lars Nordmark Tele2 AB (publ) - Group CFO and EVP

CONFERENCE CALL PARTICIPANTS
Henrik Herbst Crédit Suisse AG, Research Division - Research Analyst
Irina Idrissova RBC Capital Markets, LLC, Research Division - Assistant VP
Johanna Ahlqvist SEB, Research Division – Analyst
Kohulan Paramaguru Exane BNP Paribas, Research Division - Analyst of Telecom Operators
Lena Osterberg Carnegie Investment Bank AB, Research Division - Head of Research of Sweden, Head of Technology Hardware Equipment, & Financial Analyst
Maurice Patrick Barclays PLC, Research Division – MD
Nick Lyall Societe Generale Cross Asset Research - Equity Analyst
Peter-Kurt Nielsen ABG Sundal Collier Holding ASA, Research Division - Lead Analyst
Thomas Heath Danske Bank Markets Equity Research – Analyst
Ulrich Rathe Jefferies LLC, Research Division - Senior European Telecommunications Analyst

PRESENTATION
Operator
Good day, and welcome to the Tele2 conference call. Today’s call is being recorded. At this time, I would like to turn the conference over to Mr. Erik Pers, Head of Investor Relations. Please go ahead, sir.

Erik Strandin Pers - Tele2 AB (publ) - Head of IR
Thank you, Brian. Good morning, everyone, and welcome to today’s conference call on the merger of Tele2 and Com Hem. We have gathered here in Tele2 headquarters in Kista this morning. And today’s speakers are Allison Kirkby, President and CEO of Tele2; Lars Nordmark, CFO of Tele2; and Anders Nilsson, CEO of Com Hem.
The slides that we’ll use today are available at the special website that we have launched this morning, and will -- you will be able to find all information relating to this merger going forward. The link to that website is available at tele2.com. We’ll make a management presentation, followed by a Q&A session.
And I hand the word over to Allison.

Allison Kirkby - Tele2 AB (publ) - President & CEO
Thank you, Erik. And good morning and welcome, everyone, to this very exciting moment in Tele2 and Com Hem’s evolution. As you will have seen at 7:00 this morning, we were delighted to announce that Tele2 and Com Hem are merging to create a leading integrated connectivity provider here in the Swedish market.

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JANUARY 10, 2018 / 9:00AM, TEL2 B.ST - Tele2 AB and Com Hem Holding AB Combining to Create Leading Integrated Connectivity Provider Conference Call

We are absolutely thrilled of the prospect of combining our award-winning mobile network with the fastest national fixed network to create a combined company that will be uniquely positioned to meet the evolving customer needs for seamless connectivity and digital services.
This combination will make these 2 great companies even better together, strengthening our ability to deliver on our promise to our customers to fearlessly liberate a more connected life and creating significant value for both Tele2 and Com Hem shareholders. And as Erik said, we have Anders Nilsson here with me this morning and also Lars Nordmark, our CFO.
So turning to the transaction details on Page 5, quite a mouthful in here for you all to digest. I hope you enjoy the longest-ever press release in history this morning. You can find that and all of the details on our corporate website. But as you will see, we have reached an agreement with the board of Com Hem to merge Com Hem into Tele2 for a consideration that is roughly equivalent to 75% in Tele2 shares and 25% in cash.
Com Hem shareholders for each Com Hem share will receive SEK 37.02 in cash plus 1.0374 new Tele2 B shares. As a result, Com Hem shareholders will receive a total equity ownership of the combined entity of approximately 27% and a total cash consideration of around SEK 6.6 billion.
With respect to dividends planned in the foreseeable future, Tele2 and Com Hem will distribute stated ordinary dividend for 2017 to their respective shareholders. Com Hem also has an existing share buyback program, which will end no later than March 20, 2018. And finally, the final decision on the merger will be taken by the EGM, which is expected to be held during the second half of this year.
We also announced that upon completion of the merger, Anders Nilsson, the CEO of Com Hem, will become the CEO of Tele2 and assume the leadership of the Tele2 management team, while I will step down from my position as CEO. Georgi Ganev, as previously announced, will be nominated as the new Tele2 Chairman at our AGM in May.
We believe there is significant value to be created as a result of this deal, with annual synergies estimated to be in the region of around SEK 900 million and full run rate of these will be achieved within the first 5 years from closing.
Finally, Kinnevik, both our and Com Hem’s largest shareholder, has undertaken to vote in favor of the merger at both EGMs, and have committed to both participate in the merger control procedure and is prepared to effect pro-competitive measures, if required, to complete the merger.
As with any such deal, completion is subject to regulatory approval and we therefore expect closing will occur in the second half of this year. So in the meantime, it will be very much business as usual for both companies as we continue to deliver on our respective business plans for this year.
Moving on to Slide 6, you will see that this combination has a very strong and very clear strategic rationale, which will best position Tele2 to succeed in its next phase of growth. As you can see, there are 5 strategic pillars to the rationale. I will walk you through the first and the third points, Anders will cover the second and the fourth, and Lars will address the fifth.
First, we are about to combine 2 very complementary businesses which will lead to the creation of a leading integrated connectivity provider here in Sweden, with both an award-winning mobile network, covering 99.9% of the Swedish population; and the fastest national fixed network, covering almost 60% of Swedish households.
In addition, the combined company will be the second-largest mobile telephony and fixed broadband player in the market and the market leader in TV, with a high-quality customer base and a resilient ARPU.

Anders Nilsson - Com Hem Holding AB (publ) - CEO and Director
Secondly, we believe that the combined company will be well positioned to act as a customer champion in an integrated world, meeting the demands of tomorrow, both in the B2C and B2B segments. The combined company will be able to meet untapped customer demand for a full range of complementary and high-quality connectivity and digital services. This will help us to further increase customer satisfaction and loyalty, which will drive growth.

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JANUARY 10, 2018 / 9:00AM, TEL2 B.ST - Tele2 AB and Com Hem Holding AB Combining to Create Leading Integrated Connectivity Provider Conference Call

Allison Kirkby - Tele2 AB (publ) - President & CEO
The merger will build great strength for Tele2 and Com Hem to increase scale, product diversification and an enhanced cash flow profile. We are creating a company that will now have a much broader base for its cash flow generation, building from the fundamentals of both a strong mobile business and a strong fixed broadband and TV business.
Looking at Sweden alone, preliminary combined net sales in Sweden for the 12 months ended September 2017 were SEK 22.8 billion, with an adjusted EBITDA of SEK 7.2 billion and an operating cash flow of SEK 5.2 billion. For the same period, the Swedish area accounted for approximately 72% of the combined company’s net sales and 78% of the combined company’s adjusted EBITDA.

Anders Nilsson - Com Hem Holding AB (publ) - CEO and Director
Fourth, there will be significant synergies by combining the operations of the 2 companies, and from cross-selling the combined company’s addressable customer segment, compared to both entities on a standalone basis. We are targeting around SEK 900 million in synergies, of which approximately half are OpEx and CapEx synergies and approximately half are revenue synergies. We expect synergies to start already in year 1 and be fully realized by year 5.

Lars Nordmark - Tele2 AB (publ) - Group CFO and EVP
Finally then, the combination will have a strong financial profile, with free cash flow per share accretion estimated to be positive already in the first year. We see significant capacity to enhance revenue growth as a combined group and to allow for attractive shareholder remuneration above the current Tele2 standalone levels.
The combined company is expected to maintain its financial strength and flexibility, with the target leverage ratio remaining at 2 to 2.5x net debt to EBITDA over the medium term. The enhanced financial strength should allow for a quick deleveraging, together with capacity for further strategic growth.

Anders Nilsson - Com Hem Holding AB (publ) - CEO and Director
Thank you, Lars. Please go to Page 7 for a brief summary of Com Hem. Com Hem has been through a great journey over the last couple of years since the IPO. This has been reflected in the operational and financial performance as well as in the share price.
By having multiple growth drivers, we have managed to consistently grow revenue and EBITDA by mid-single digits, while maintaining a stable CapEx level, which has resulted in high cash generation. Our most important growth driver is our focus on customer satisfaction, which goes into everything that we do and has driven decisions, like building this fastest network in the country, and to aggregate the widest range of content in the market. This has helped us grow ARPU at a steady pace. And as you can see in the charts on the right, it has also resulted in a reduction in churn as customers stay longer, and a healthy volume growth as well.
Our most recent growth driver is the footprint expansion combined with the acquisition of Boxer. We decided in 2016 to acquire Boxer and expand into the SDU market, going from 2 million to 3 million addressable households by 2020. This 1 million household expansion is a 50% increase of the addressable footprint, of which we have already reached 700,000 by Q3 2017. It will allow Com Hem to extend the time at which we can grow at this mid-single-digit pace and continue to increase the cash we deliver to the shareholders.

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JANUARY 10, 2018 / 9:00AM, TEL2 B.ST - Tele2 AB and Com Hem Holding AB Combining to Create Leading Integrated Connectivity Provider Conference Call

Allison Kirkby - Tele2 AB (publ) - President & CEO
And now moving on to Tele2. Over the last few years, Tele2 has, as you know, undertaken a period of very active strategic development, including transactions in Kazakhstan, in Austria and the recently announced transaction in The Netherlands. As a result, Tele2 is now a clear leader and customer champion in the Baltic Sea region, with Sweden very much at its heart.
Our success in the Swedish market has been driven by a continued long-term investment in our networks and in our brands, and, most recently, in the acquisition of TDC Sweden to strengthen our position in the enterprise segment. All of these actions have been undertaken with the goal of better positioning our company for the future, while simultaneously generating substantial value creation for our respective shareholder bases.
Looking at Sweden over the last 4 years, we’ve grown our EBITDA by almost 30% from SEK 3.4 billion to SEK 4.3 billion, together with maintaining a quite remarkable and stable cash conversion ratio of around 80%. We now have 3.9 million mobile customers, generating end-user service revenues of SEK 7.7 billion, fueled by an insatiable demand for data, with consumption growing at more than 40% CAGR over the last 2 years.
All of these have been achieved thanks to our award-winning mobile network, our fearless brands, our relentless focus on customer satisfaction and our winning people and culture.
As you can see on Page 9, our 2 companies are highly complementary, therefore providing the combined company with a stronger and a more diversified product offering compared to the 2 companies on a standalone basis.
Considering Tele2’s purpose is to liberate people to live a more connected life and Com Hem’s strategy is to unleash the power of Swedish homes and small businesses for the best possible digital quality of life, we are very much aligned in our desire to improve the lives of our customers.
By comparing the standalone revenue splits and EBITDAs of Tele2 and Com Hem with the combined figures, Tele2 will now become a European telecom operator increasingly focused on the Swedish market, offering a wide range of high-quality and complementary services including mobile, fixed broadband, digital TV, fixed telephony, data network services, global IoT solutions and network operator services.

Anders Nilsson - Com Hem Holding AB (publ) - CEO and Director
Thank you, Allison. Let’s go to Page 10. And now let me walk you through what this merger can do for the customers and, consequently, our potential growth.
With this combination, we have all the tools that we need to capitalize on the growing fixed and mobile data consumption, driven primarily by increased streaming of video. We are combining an award-winning mobile network that covers 99.9% of the country with the fastest broadband network in Sweden covering close to 60% of all households with a potential to grow. For the customer, this means seamless, high-quality connectivity wherever and whenever the customer wants it.
Together with the widest range of content delivered on a linear platform as well as OTT through our Com Hem Play app, and soon through our new and groundbreaking TV app, we will not only be able to capitalize on the increasing video consumption in this country, but also use our video offering to drive data consumption and monetize our network even further.
On Slide 11, we have outlined the size of this combined company, which together with the highly complementary customer offerings is what gives this combination its strength and will allow us to act as a customer champion in an integrated world.
The combined company will be the second-largest mobile operator in Sweden, with 3.9 million mobile customers. We will be the second-largest broadband provider in Sweden, with 800,000 broadband customers with the potential to grow in the, so far, largely untapped SDU market. We will be the market leader in digital TV, with 1.1 million customers, able to consume a wider variety of content, both linear and on-demand through a number of different platforms. We are combining a mobile challenger with a fixed challenger to make an even stronger challenger in the market.

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JANUARY 10, 2018 / 9:00AM, TEL2 B.ST - Tele2 AB and Com Hem Holding AB Combining to Create Leading Integrated Connectivity Provider Conference Call

Simply put, we will go from being one strong mobile operator and one strong fixed operator to becoming an even stronger provider of seamless connectivity. This will help us meet untapped customer demand for a full range of complementary and high-quality connectivity and digital services, and enhance the growth in the combined company.

Allison Kirkby - Tele2 AB (publ) - President & CEO
So turning to how this combination strengthens and diversifies our Swedish operations, the combined last 12 month’s revenue split and EBITDA details are here on Page 12. The merger with Com Hem reinforces Tele2’s leading position as the second-largest integrated operator in Sweden. And Tele2’s combined last 12 months Swedish revenue is SEK 22.8 billion, almost double that of the third-largest player in the Swedish market.
In addition, the merger will position us to provide a broader and a more comprehensive mix of fixed and mobile offering to our customers, resulting, as we said before, a more diversified and balanced business. And going forward, we will continue to deliver a sustainable and growing EBITDA as the benefit from cost and revenue synergies coming to play.

Anders Nilsson - Com Hem Holding AB (publ) - CEO and Director
Please go to Page 13. I will go through the synergies, which we estimated to be about around SEK 900 million run rate realized within 5 years.
As these 2 businesses are highly complementary, the synergies will be an even split of OpEx and revenue synergies. We are not combining 2 overlapping businesses to create value by simply cutting costs, but are rather creating a company that will be able to deliver enhanced growth, while, of course, eliminating potential overlap to probably monetize that growth.
On the cost and CapEx side, we estimate the synergies to be of around SEK 450 million. OpEx synergies will primarily come from network, IT and infrastructure efficiencies, optimization of customer care, sales and marketing, as well as management and administrative function cost reductions. This is the bulk of the synergies on the expense side.
There are also some CapEx synergies, which will mainly come from optimization of investments in IT and network since we can reduce the number of systems that we need to run the common business and invest more efficiently in both the mobile and fixed network. The full effect of these synergies will be achieved 5 years after completion of the transaction.
On the revenue side, we expect synergies primarily as a result of accelerated growth driven by the opportunity to offer a full range of complementary connectivity and digital services to the Swedish market and by cross-selling to each company’s customer base. It is projected that the full effect of the revenue synergies will be achieved 5 years after completion of the transaction.
During the integration process, we expect one-off integration costs of approximately SEK 600 million in total, with the vast majority of the integration costs estimated to be incurred within the first 3 years after completion of the transaction.

Lars Nordmark - Tele2 AB (publ) - Group CFO and EVP
All right. Let’s turn to Page 14. You can see the development of the 2 companies over time in Sweden, illustrating the growth and challenger-oriented profile of both our businesses.
EBITDA has grown by an annual rate of just under 7%, driven by the relentless drive to see growth through offering the best deals to our customers, and with the combined EBITDA margin consistently in the range of 30% to 35%.
Both Tele2 Sweden and Com Hem also have a strong focus on cash flow generation and an approach of efficiently investing in quality. Operating cash flow has grown by an average of 10% over the past years and the combined operating cash flow margin has consistently been above 20%.

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JANUARY 10, 2018 / 9:00AM, TEL2 B.ST - Tele2 AB and Com Hem Holding AB Combining to Create Leading Integrated Connectivity Provider Conference Call

Bolt-on acquisitions have been on top of organic growth whenever this has made sense for the shareholders and customers of Tele2 and Com Hem.
We think that this track record set a solid base for our growth ambitions going forward, which can now be fueled by the synergies from the combination. The merger also makes cash generation more resilient and broad based, coming from not only mobile or fixed subscriber base, but a combination of both.
This last point is broadly illustrated on the next slide, 15, where we take a closer look at the relation between earnings and investments and our EBITDA conversion to cash flow.
As you can see, not only has Tele2 has an exceptionally cash conversion in Sweden in recent years, but Com Hem now also converts a higher share of its EBITDA into operating cash flow than our peers in the Swedish market. Needless to say, this is a highly meaningful metric for a combined group, which will have, as you can see to the right, almost 80% of its EBITDA generation in Sweden.
We will, of course, continue to focus on this area as a combined entity. And as you can see from the graph, we should have the opportunity to deliver a very consistent cash generation, with the combined conversion I think stable just above 70% in the past 4 years. Synergies from the combination will help us achieve increased scale as well as growth and cost-saving opportunities, all of which will contribute to continue strong cash conversion.
The next slide gives an indication of the leverage position of the combined entity. Tele2, as of the third quarter 2017, a net debt to EBITDA of around 1.7. As a part of the merger, we will pay out a cash consideration to Com Hem’s shareholders of approximately SEK 6.6 billion. However, we also have announced 2 agreements in the second half of 2017. The first one being our sale of our Austrian business and the second one being the combination of our Dutch business with T-Mobile Netherlands. These 2 transactions are giving us approximately SEK 2.5 billion in cash, assuming the Dutch merger closes as expected.
Adjusting for these and adding Com Hem’s net debt of SEK 10.7 billion as of September 30, the combined group would be at a net debt of around 2.8x its EBITDA. Note that this is not a forward-looking or pro forma statement, but it gives you an indication of the character of our balance sheet. We will be committed to a credit profile consistent with an investment-grade rating, and I will come back to this shortly on the next slide.
Tele2 has obtained committed financing for the merger in the form of a bridge facility from a group of 3 banks. The conditions to the drawdown are considered customary for this type of facility.
Moving on to Slide 17, we can today present a preliminary framework for our capital structure and shareholder remuneration. The framework has been developed by the management and board of Tele2. It may possibly be further refined by the management and board of Tele2 after the completion of the merger.
The combined company will remain committed to covering shareholder remuneration with equity-free cash flow. In line with Tele2’s tradition, it will also remain committed to returning excess capital to shareholders. It is furthermore envisaged that Tele2 will increase shareholder remuneration relative to Tele2’s level today and grow it over time, enabled by strong cash flow generation.
On capital structure, the combined company will be committed to a credit profile consistent with an investment-grade rating -- credit rating, and to maintain the current leverage target of 2 to 2.5x over the medium term.
And with these comments, I would like to hand the word back to Allison.

Allison Kirkby - Tele2 AB (publ) - President & CEO
So moving to Page 19, now that we’ve provided an outline of the strategic rationale for the merger, let’s now focus on how we’re actually going to execute upon it.

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JANUARY 10, 2018 / 9:00AM, TEL2 B.ST - Tele2 AB and Com Hem Holding AB Combining to Create Leading Integrated Connectivity Provider Conference Call

This slide provides you visually with the detail of the transaction structure and the ownership of the combined company. As I mentioned earlier, Com Hem’s shareholders for each Com Hem share will receive SEK 37.02 in cash, plus 1.0374 new Tele2 B shares. This will result in a total equity ownership of the combined entity of approximately 27% for Com Hem shareholders relative to approximately 73% for Tele2 shareholders.
In addition, it’s worth reminding you that Tele2 and Com Hem will distribute their already stated ordinary dividend for 2017 to their respective shareholders in the amount of SEK 4 per share for Tele2 and SEK 6 per share for Com Hem shareholders. And Com Hem has an existing share buyback program, which ends no later than March 20 this year.
Moving on to the following slide, it shows the combined company’s top shareholder lists. Kinnevik, both Tele2 and Com Hem’s largest shareholder, have been very supportive of this combination. Accordingly, they have undertaken to vote in favor of the merger at the respective EGMs. As a result of this merger, Kinnevik will therefore hold 27.3% of the economic rights and 41.9% of the voting rights in Tele2 following completion of the merger.
In terms of governance. The current chairman of Tele2, Mike Parton, had already announced last month to step down from his position after a very long and a very successful tenure at the AGM later this spring. It has been announced that he is proposed to be replaced by Georgi Ganev, who has been a board member in Tele2 since 2016 and recently started as the CEO of Kinnevik.
At the closing of the transaction, it’s also expected that Andrew Barron, who has been the Chairman of Com Hem since 2013, and at least one additional board member from Com Hem will join the Tele2 board.
This morning, I also communicated that I will step down as CEO at completion of the merger, and I’ll touch on that again just before we get into Q&A. But between now and then, it will be very much business as usual. In addition to my normal CEO duties, I’ll supervise the initial integration planning and oversee the regulatory approval process. And at completion, Anders will become new Tele2 Group CEO.

Anders Nilsson - Com Hem Holding AB (publ) - CEO and Director
And I’m very humbled and extremely excited to have been asked to take over as CEO of the combined entity after closing of the transaction. To run a company with the type of opportunities to win we have gone forward is nothing short of a dream come true.
For you who don’t know me, I worked in the [T&C] sector in the leading positions for the last 25 years in Scandinavia and internationally, all the time in companies with Kinnevik as Founder and largest owner, except the last 4 years, where I have been the CEO of Com Hem.
I very much look forward to working with the board of Tele2, the management team and all employees at our enlarged company to serve our customers and shareholders going forward.

Allison Kirkby - Tele2 AB (publ) - President & CEO
Thank you, Anders. Now turning to the regulatory process. As with any such deal, this transaction will require approval of the European Commission under EU Merger Regulation. Given the nature of the transaction, there is no further need to submit fillings with the national competition authorities in the EEA.
To give some further color regarding the process, in a first instance we will prepare a draft notification and enter into customary prenotificaiton discussions with the commission. Once the commission has approved the filing, a formal notification is made to the public. And finally, both parties are fully committed to prepare a solid notification and address any questions that may arise.
Moving on to timing. It’s important to note that the overall regulatory process heavily depends on the commission’s review and questions. Despite the complexity, both boards, however, are confident that we should obtain approval from the regulator.

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JANUARY 10, 2018 / 9:00AM, TEL2 B.ST - Tele2 AB and Com Hem Holding AB Combining to Create Leading Integrated Connectivity Provider Conference Call

And finally, considering Kinnevik’s level of control in MTG, this transaction may imply concentration in the TV market. And hence, Kinnevik is prepared to effect full competitive measures, if required, to complete the merger.
On Slide 23, you can see a very high-level [TE] indicative process milestones going forward. The merger plan is now publicly available on both Tele2 and Com Hem corporate websites, and we expect that the offer document will be made public in the second half of this year. Shortly after this, both Tele2 and Com Hem shareholders will be invited to vote on this deal at their respective EGMs. And once the transaction is approved by both shareholders and the European Commission, we will register the merger at the Swedish Companies Office and Com Hem shares will cease to be traded in the market.
So thank you. And just before we close out for questions, I just like to recap.
We are combining 2 very complementary companies to create a leading integrated connectivity provider in the Swedish market. We’re merging an award-winning mobile network with the fastest national fixed network and the widest range of content in the market. This merger will create a company with a very strong position in the Swedish market across the full spectrum of connectivity services.
Secondly, the merger will build strength to increase scale, product diversification. And through the merger, Tele2 will have the opportunity to provide a broader mix of fixed and mobile offerings, strengthening our position as a consumer champion in the Swedish market, liberating an even more connected life for our customers, whether they are in individuals, households or businesses.
Thirdly, we are creating a company that will now have a much broader base for its cash flow generation, building on the fundaments of both a strong mobile business and a strong fixed broadband and TV business. We therefore expect to have a significant capacity for attractive shareholder remuneration and returns going forward.
And finally, the strong strategic and financial merits of this combination are underpinned by support from Kinnevik, both Tele2 and Com Hem’s largest shareholder, who have undertaken to vote in favor of the merger at their respective AGMs.
So that ends the formal presentation. But just before we go into Q&A, I want to say a few personal words about the CEO transition that will occur upon completion of the merger.
When I began my leadership role at Tele2, I had 3 overarching objectives. First, to drive returns through disciplined capital allocation and make it a much more operationally and financially disciplined company. Then, it was to focus the group on those markets where we knew we could win over the long term. And finally, to become the leading connectivity provider in the Baltic Sea region with a strong customer focus emphasis, and Sweden at the heart of that Baltic Sea region.
With today’s announcement and at the closing of this transaction, all of these ambitions and objectives I had will have been achieved. I’m incredibly proud of the Tele2 team and all we have accomplished together over the past 4 years, and therefore confident that I’ll be handing over a company in very good shape at closing to Anders.
Anders and the current Tele2 management team leading the organization will be in great hands to be even more successful going forward, fearlessly liberating a more connected life for our customers and delivering great shareholder returns, so much so that I intend to remain a very happy and proud shareholder myself.
So on that note, I think it’s now time for Q&A. Hope you did manage to read all of the press release by this stage. And Erik, over to you to coordinate.

Erik Strandin Pers - Tele2 AB (publ) - Head of IR
Yes. So let’s -- operator, let’s have the few first questions.

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JANUARY 10, 2018 / 9:00AM, TEL2 B.ST - Tele2 AB and Com Hem Holding AB Combining to Create Leading Integrated Connectivity Provider Conference Call

QUESTIONS AND ANSWERS
Operator
(Operator Instructions) And we will now take our first question from Maurice Patrick of Barclays.

Maurice Patrick - Barclays PLC, Research Division – MD
Yes, it’s Maurice here from Barclays. First of all, congratulations, Allison, on the journey. As you highlighted, you’ve done what you set out. But a couple of questions from my side. First of all on the cost synergy. If I’m not wrong, the OpEx and CapEx percentages looks low relative to other transactions we’ve seen over the past years. I think 2.5% pro forma OpEx/CapEx. So thoughts on why that’s so low. Is it because of the network share you have or the current cost base you have already? And on the revenue side, Allison, you talked in the past about convergence not really being a big theme for Tele2 or lack of a need for fixed line. Has this changed? And I guess, your thoughts on the consumer demand and pull for convergence rather than push per se.

Allison Kirkby - Tele2 AB (publ) - President & CEO
Yes, thank you, Maurice. So first of all, on the cost synergies, you are right, relative to precedence, we are at the lower end of the precedent range and that base because we have no overlap today, Com Hem doesn’t have an existing mobile business, an existing mobile network or an MVNO, and we don’t have an existing fixed business. We also don’t have an overlapping store footprint either. So that’s why it’s so complementary, actually, because there’s not a lot of overlap and why you end up at the lower end of range versus precedence on the OpEx and CapEx. However, on the opposite side of that, that’s why the revenue synergies are so attractive. Today, we offer connectivity mainly to individuals and businesses. Therefore, as I’ve said before, the opportunity that we have is to offer connectivity services to the household. And very much the revenue synergies will come from being able to cross-sell fixed broadband services and TV and digital services into our mobile customer base, and for (inaudible), as we also said, cross-sell mobile services into the fixed customer base. Over time, we know as individuals and households buy more services from you, they become stickier, the churn reduces, and so the customer lifetime value of those customers increases. And in a world where we’re becoming much more digitalized and we’re building omnichannel capabilities as I speak, we will be able to seamlessly serve customers with all of their connectivity, content and digital services in a way that we couldn’t have done as an individual -- as individual companies. And so that’s where the revenue synergies comes from. And I do see as a natural evolution of the strategy that we launched at the beginning of last year, Maurice, we are all about fearlessly liberating a more connected life for our customers. We were liberating a very integrated set of connectivity services to businesses and enterprises, but we were only servicing individuals and households with mobile-only connectivity services. We can now give connectivity whatever and however our customers want it, and that’s why we see that there’s great opportunity in the coming together of these 2 companies.

Operator
We will now take our next question from Irina Idrissova of RBC Capital Markets.

Irina Idrissova - RBC Capital Markets, LLC, Research Division - Assistant VP
Congratulations on the deal. So my question, I guess, is on the timing. And why does it make sense, from your perspective, to the deal now? Are there forces that you see in the Swedish market that make being converged the player more necessary at this point? Perhaps, again, following with the convergence theme, now that you will have a converged offer, how aggressively are you prepared to use that offering to perhaps grow market share?

Allison Kirkby - Tele2 AB (publ) - President & CEO
The timing makes sense for both of us individually. As you heard earlier, we’ve both been on quite a rapid period of strategic activity. And Com Hem certainly have been talking through a number of years about wanting to offer mobile services to their customer base. For us, taking connectivity into the household here in Sweden was always a natural evolution of our existing strategy.
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JANUARY 10, 2018 / 9:00AM, TEL2 B.ST - Tele2 AB and Com Hem Holding AB Combining to Create Leading Integrated Connectivity Provider Conference Call

But whilst we had a lot of corporate activity going on in Kazakhstan, in the Netherlands, in getting out of Austria and integrating TDC, the timing was not great to do it earlier. Now, we see we are building from a position of strength in both companies to be really able to focus on this integration and take both companies to the next level and makes them better together. But in terms of convergence themes in the market, absolutely not. We are bringing together a challenger in mobile with a challenger in fixed to create a great integrated connectivity provider for Swedish consumers and households. Thank you, Irina.

Operator
We will now take our next question from Johanna Ahlqvist of SEB.

Johanna Ahlqvist - SEB, Research Division – Analyst
So I have basically questions regarding the revenue synergy, if you can comment on the development. You state on the OpEx and CapEx side that you expect 65% to be done within 3 years. Is this same is a revenue synergies? And also, if you can say something there on the sort of geographical overlap, basically, on Tele2 and Com Hem customer bases today. And also, one more, if I may. Can you use Com Hem’s existing content deals on the mobile offer for Tele2?

Lars Nordmark - Tele2 AB (publ) - Group CFO and EVP
Johanna, Lars here. Let me take the first one. So on the synergies, the 65% is related to old synergies. And the way you should think about it is that the OpEx synergies will come through quicker and the revenue synergies basically will take a little bit longer. We haven’t given the breakdown of that and that’s something that we may be doing further down the road, but that’s the kind of big picture.

Allison Kirkby - Tele2 AB (publ) - President & CEO
Yes. And as we look to the revenue synergies, we did our analysis to understand where they’re overlapping customer base. So I guess, there is some overlap, but there is still definitely lots of growth opportunity where there is an overlap. But even when there is overlap, when you’re able to sell more than one service to a customer, they stay more loyal to you, their churn reduces dramatically and the customer lifetime value of that customer goes up. The finances on the content, please?

Anders Nilsson - Com Hem Holding AB (publ) - CEO and Director
Well, on the content, we have learned over the years that we are able to secure the type of rights we need from time to time. And we do not foresee that it’s going to be any different at this time if we decide to do mobile rights as well, which is not the case yet. But possibly, it can be.

Johanna Ahlqvist - SEB, Research Division – Analyst
Just -- sorry, just a follow-up from me. But you can’t, Allison, comment on sort of a percentage of overlap or something like that to just give us a flavor of where you are today?

Allison Kirkby - Tele2 AB (publ) - President & CEO
No, I can’t give you that. Because it’s all based -- today, Johanna, it’s very much based on surveys and some analysis. It’s not totally accurate. But we’ve got a bit of an understanding. We’ll find out more when we actually bring the 2 companies together.

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JANUARY 10, 2018 / 9:00AM, TEL2 B.ST - Tele2 AB and Com Hem Holding AB Combining to Create Leading Integrated Connectivity Provider Conference Call

Anders Nilsson - Com Hem Holding AB (publ) - CEO and Director
But what we do see, Johanna, is obviously every time you add another kind of product, there’s a significant impact on the churn reduction. So we see that as a big opportunity.

Operator
We will now take our next question from Lena Osterberg of Carnegie.

Lena Osterberg - Carnegie Investment Bank AB, Research Division - Head of Research of Sweden, Head of Technology Hardware Equipment, & Financial Analyst
Yes, you mentioned something now on the call that if the regulator deems that there will be too high concentration on the TV side, is Kinnevik ready to take measures? I just wondered if you can elaborate a little bit on that. And also there’s, as you said, not much overlap elsewhere. Do you expect any pushback on the other assets from the regulator? And also if we look at the cable network of Com Hem today, it’s, so far, not regulated. But do you expect that your combined new strength would risk a regulation of sort for the cable network from the Swedish regulator over time?

Allison Kirkby - Tele2 AB (publ) - President & CEO
Thank you, Lena. So on the first point, yes, the background to this is that Kinnevik is deemed to have de facto control in MTD, and that the control received Com Hem through today’s transaction results in a potential concentration in the TV market. And that’s why prior to the deal being announced, Kinnevik has committed to participate in the merger control procedure and is prepared to effect pro-competitive measures, if required, to complete the merger. We don’t know what they are, that’s a question for Kinnevik to answer. But we have their full support to participate if required. On the second point, there’s been many deals of this nature announced and closed in Europe in the last few years, most notably VodafoneZiggo. So we do expect that the mobile and the fixed broadband piece will also be reviewed. However, there is no overlap today in our mobile position and there is no overlap today in our fixed position. And we wouldn’t be announcing this deal if we weren’t confident that it should be approved by the commission. And on the final point, Anders?

Anders Nilsson - Com Hem Holding AB (publ) - CEO and Director
Which was if there is increased risk of the cable network being regulated due to this agreement. And the short answer is no, we don’t foresee that happening. And the reason is that the cable network is already, now, overbuilt by other infrastructure to a very high degree. So in those households we actually serve, there are alternatives already in those households. So this does not change the competitive nature of those households. And then secondly, when it comes to the SDU market, we already operate on third party infrastructure, so that’s a nonissue. So in short, we don’t see any such risks.

Operator
We will now take our next question from Henrik Herbst of Credit Suisse.

Henrik Herbst - Crédit Suisse AG, Research Division - Research Analyst
I had a couple of questions. Firstly, in terms of -- I mean, integrating the 2 businesses is 1 thing, but at what point -- how long do you think it will take for you to be able to offer converged services and sort of understand more how much overlap there is in your businesses and start a whole up-sell process? And then secondly, I had a question on -- in terms of leverage. Com Hem’s obviously been run at a much higher level of leverage. The Tele2 business will come through a quite big transformation, I guess, if we assume that the Dutch deal gets approved as well. I mean, is – with the increase, I guess there’s better visibility on cash flows in the Com Hem business than the Dutch start-up business. Do you see scope over time, as you get to know the Com Hem business, to bring leverage higher up, also given your high free cash flow or cash flow conversion from EBITDA?

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JANUARY 10, 2018 / 9:00AM, TEL2 B.ST - Tele2 AB and Com Hem Holding AB Combining to Create Leading Integrated Connectivity Provider Conference Call

Anders Nilsson - Com Hem Holding AB (publ) - CEO and Director
Thank you, Henrik. On the first one, when do we expect to see synergies coming from revenues and cross-selling or what have you. The way this is going to be done is that we, as soon as possible, going to start selling converged services. We know from experience that this is a trial and error, so you do something, you try to see how the customers react and then you go back until you get it good and working properly. And in terms of being prudent in the planning, we have pushed the revenues coming from the converged services a bit into the future, whilst we see that the synergies coming from costs are coming earlier. So that’s what you should expect, Henrik, going forward. This could, obviously, change over time as we learn more and see how it works in reality. But to start with, we have a kind of a prudent approach.

Lars Nordmark - Tele2 AB (publ) - Group CFO and EVP
And Henrik, Lars here. So on the leverage, I mean, we’re very much committed to a target leverage range around 2 to 2.5. It’s important that we to have a credit profile that is in line with investment grade, and we’re not looking to change that going forward. And the 2 to 2.5, that’s over the medium term. As you’ve seen from the slide, we start around 2.8, and I think our track record at Tele2 has been a result of what Allison described on a very strong focus on capital allocation and making sure we take care of the asset that we get out there, that we believe that we can get more value from by basically having an approach to them where we either form a JV or we sell them off, as we had done with the Austrian business.

Henrik Herbst - Crédit Suisse AG, Research Division - Research Analyst
Just a follow-up on the first question. I mean, I guess when you expect synergies to come through, but can you technically start, basically, cross-selling from day 1? Or you’ll be implementing (inaudible)?

Anders Nilsson - Com Hem Holding AB (publ) - CEO and Director
So Henrik, there will be some integration needed in order for us to be able to start selling the services. But that work is going start as soon as possible, obviously.

Operator
We will now take our next question from Nick Lyall of Societe Generale.

Nick Lyall - Societe Generale Cross Asset Research - Equity Analyst
This is Nick at SocGen. Can I just ask a couple, please? Is there any implication if Tele2 Netherlands fails or is turned down by the regulators, or any breaks on the back of that? And secondly, back to the revenue synergies, you do seem pretty punchy and sort of understandably. But what have you baked into your thinking in terms of pricing? For example, you’re already had discount, have you assumed you don’t need further discounts because of your pricing when you’re thinking about your synergies? On an fiber, how does the Com Hem side feel now about the potential rollout of fiber? Does this increase your thinking on returns and maybe expand the size of network over time? Could you just talk us through what you’ve baked into quite a punchy target, please?

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JANUARY 10, 2018 / 9:00AM, TEL2 B.ST - Tele2 AB and Com Hem Holding AB Combining to Create Leading Integrated Connectivity Provider Conference Call

Allison Kirkby - Tele2 AB (publ) - President & CEO
Okay. First of all, Nick, on the Netherlands, if we don’t get regulatory approval, then we continue as a standalone business in the Netherlands. And so there are no implications to this deal if the Netherlands doesn’t close. But as we’ve said just before Christmas, we are confident that, that deal should be approved by the EU. In terms of revenue synergies, yes, they are at the upper end of other precedents because there is no overlap today. We also both have fairly high churn levels relative to our peers and certainly relative to other integrated players that are out there. And so there is the cross-selling opportunity, there’s the opportunity to sell more services and reduce churn. And over time, there’s the opportunity to sell increasingly more content and over-the-top content, OTT content, perhaps on different forms of devices as well. So we are confident in those revenue synergies. But we’re expecting them to take a number of years, and that’s why Anders has referred to, to the prudency in that way. And I don’t know whether, Lars, you want to build on that.

Lars Nordmark - Tele2 AB (publ) - Group CFO and EVP
No. But Nick, I think it’s important. This is not going to be about discounting, it’s going to be around more for more and delivering great services into the base of the Com Hem customers and also into the base of our customers. I mean, you’ve seen what we’ve done in Tele2 with the launch of unlimited and so forth. And so it’s much more offering more for more with a great customer service and delivering that to the custom.

Anders Nilsson - Com Hem Holding AB (publ) - CEO and Director
And when it comes to fiber expansion of Com Hem. I mean, our plan is to increase our addressable household by 50% by 2020. And obviously, that constitutes a major growth driver for a very long time. And the way we think about growth at Com Hem is that we are not trying to speed up the growth. We’re very happy with the kind of the mid-single digits we have done so far. We want to extend the time at which we can grow at this level. And obviously, if you extend your footprint by 50%, you can extend it for quite some time, and that’s what it’s all about.

Operator
We will take our next question from Ulrich Rathe of Jefferies.

Ulrich Rathe - Jefferies LLC, Research Division - Senior European Telecommunications Analyst
A couple from me -- a couple of questions from me as well. On the time line, first of all, it looks fairly stretched. Is there a reason why you’re still talking about filing in the second half only? And in particular, do you expect to face 2 review at EC? Or so you think that’s going to be waived through? The second question is the fact that the CapEx synergies are so limited -- I think Maurice sort of put it in a subclause in his question, is this because of the network JVs? It means that the usual sort of synergies in fixed mobile convergence apply wouldn’t apply to you because you can’t use your network for the backhaul. Is that sort of the reason why the CapEx synergies are so minor? And my last question comes back to the revenue, to the revenue synergies. You’re sort of putting all the upside in there, but of course, in many markets, the experience has been that in order to really reduce churn materially, you do have to offer a discount. And also of course, in some of the drivers of revenue synergies that you’re mentioning essentially depend on gaining share, which increases competitive friction and competitive reaction in the market. What makes you so confident that the Swedish experience would be very different from other markets where, ultimately, fixed mobile convergence don’t come with fairly significant discounting?

Allison Kirkby - Tele2 AB (publ) - President & CEO
Okay. First of all, Ulrich, on the time line. In addition to the regulatory approval, because it’s a statutory merger, we also need to go through an approval process, a filing process in the SEC, so from a securities exchange kind of a point of view in the U.S. So that is part of the thinking that takes us into the second half of the year. Now obviously, we will be working proactively both on the regulatory process on -- and on that to try and shorten it. But we are -- realistically today, as we look at it and we discuss with Deloitte, this could stretch into the second half of the year. So that’s one of the bigger drivers of the time line. As we said on the CapEx synergy, there is no overlap in network. We have -- and it’s nothing to do with our network JV. We have a great mobile network with fiber backhaul. And there will be some synergies there, but it has very little overlap with what we can -- that we see with Com Hem. And I don’t know whether, Lars, you would like to add to that. There’s very little overlap.

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JANUARY 10, 2018 / 9:00AM, TEL2 B.ST - Tele2 AB and Com Hem Holding AB Combining to Create Leading Integrated Connectivity Provider Conference Call

Lars Nordmark - Tele2 AB (publ) - Group CFO and EVP
No. Yes. And I think, I mean, the only thing I would add is that we also ramped -- I mean, whatever we ramp, obviously, there will be a synergy in the CapEx side.

Allison Kirkby - Tele2 AB (publ) - President & CEO
Yes, yes. So there might be some procurement benefit as we buy -- as we rent and take advantage of some rental rates, but very little overlap.

Lars Nordmark - Tele2 AB (publ) - Group CFO and EVP
(inaudible), yes.

Anders Nilsson - Com Hem Holding AB (publ) - CEO and Director
And when it comes to revenue potential. I mean, fundamentally you can go at it in a couple ways. You can do what has been done in some markets, aggressively discount in order to take share in the market. It’s not what’s going to happen here. We’re going to the other route, which is to sell more services to our existing customers. And that is completely different. It’s more on the more-for-more strategy, which we are very familiar with at the Com Hem side. And it does not entail us shifting massive amount market shares, or we don’t have to shift market share very much at all, in order to continue growing and delivering the synergies we have in our calculation and what we have told you today. So that is more of the fundamental idea behind it. It’s not going to be discount driven. It’s going to be driven by -- yes, offering our existing customers an opportunity to buy additional services from us. And hence, the more-for-more strategy.

Operator
We will now take our next question from Kohulan Paramaguru of Exane.

Kohulan Paramaguru - Exane BNP Paribas, Research Division - Analyst of Telecom Operators
I just have one quick question. Regarding the renting strategy, are you looking to keep both brands? Or is that decision not been made yet?

Anders Nilsson - Com Hem Holding AB (publ) - CEO and Director
An excellent question. So we don’t have 2 brands, we actually have 7 brands, and 7 extremely strong brands. So at least 4 of them are extremely strong. Some companies are happy if they have one strong brand, we have many. And so that’s an opportunity, and we could go down several routes. We could keep them all, we could consolidate, and that’s more of a question to come later. Whatever we choose, I think that the outcome will be great. That’s our conclusion.

Operator
We will now take our next question from Oliver Gleeson of Investec.
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JANUARY 10, 2018 / 9:00AM, TEL2 B.ST - Tele2 AB and Com Hem Holding AB Combining to Create Leading Integrated Connectivity Provider Conference Call

We’ll go to our next question, which is from Mr. Peter Nielsen of ABG.
(technical difficulty)

Peter-Kurt Nielsen - ABG Sundal Collier Holding ASA, Research Division - Lead Analyst
Can you hear me?

Allison Kirkby - Tele2 AB (publ) - President & CEO
Yes, Peter.

Peter-Kurt Nielsen - ABG Sundal Collier Holding ASA, Research Division - Lead Analyst
As you say, the OpEx and CapEx synergies are relatively modest in the overall scheme of things. And you mainly talk about the strategic benefits, cross-selling, et cetera. You’ve refrained from talking about valuation multiples, et cetera. Could you perhaps talk a bit about why paying this kind of multiples for Com Hem is a good transaction from a total shareholder perspective, please?

Allison Kirkby - Tele2 AB (publ) - President & CEO
This is a mainly share transaction, Peter, because we see benefit for both shareholders to be investors and benefit from the synergies and the significant cash generation of both businesses going forward. So we believe the better way to look at it is the relative valuations of both companies. And if you look over time, the relative valuations have actually traded in a very, very tight range, and the rate we struck the deal at is very much in line with the past 3 years’ trading range. So that’s the way we look at it rather than on any multiple. And on a free cash flow multiple, actually, we are very similar, both Tele2 and Com Hem.

Operator
We will now take our next question from Thomas Heath of Danske Bank.

Thomas Heath - Danske Bank Markets Equity Research – Analyst
Thomas Heath here with Danske Bank. Just a quick question on leverage. You note that if the deal -- the transaction in the Netherlands is not approved, net that the EBITDA would be around 3x. And based on the pro forma EBITDA, that implies you would need to deleverage by about SEK 4.5 billion to reach the top end of your target 2 to 2.5 net debt-to-EBITDA range. So my question is, how rapid will that -- would you have to do that? So that’s about 1 year sort of of equity free cash flow, I believe, for the combined group. Would you see some sort of dividend moratorium as you deleverage after the merger? Or would you run with a higher gearing for a longer time? And where is the sort of threshold from a bondholder’s point of view is that 3x?

Lars Nordmark - Tele2 AB (publ) - Group CFO and EVP
Thomas, Lars here. So just for clarity, the 2.8 or the 3 then, if you take out the Dutch kind of proceeds, that’s at the end of September LTM. As you know, we have 2 businesses that contribute significant amount of cash into the business. The way you should look at the 2 to 2.5 is over the medium term, and we would like to get there. As of today, we’re not in a position to kind of say a definitive time period or time line and what -- exactly what date that will happen, but we’re more or less committed to reaching that over the medium term.

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JANUARY 10, 2018 / 9:00AM, TEL2 B.ST - Tele2 AB and Com Hem Holding AB Combining to Create Leading Integrated Connectivity Provider Conference Call

Allison Kirkby - Tele2 AB (publ) - President & CEO
And with the [come-though] at 2.8 to 3 in the short term.

Lars Nordmark - Tele2 AB (publ) - Group CFO and EVP
Yes.

Thomas Heath - Danske Bank Markets Equity Research – Analyst
But is it fair to assume that dividends would -- ordinary dividends would remain at roughly the sort of levels we’ve seen so far?

Allison Kirkby - Tele2 AB (publ) - President & CEO
There’ll be no moratorium on dividends. These are 2 already highly cash-generative businesses coming together to create even more cash as we take advantage of the growth opportunities and the synergies as well. So we see shareholder remuneration increasing over time as a result of the free cash flow generation of the underlying businesses.

Erik Strandin Pers - Tele2 AB (publ) - Head of IR
So operator, unfortunately we have a busy schedule today for Allison and Lars and Anders, so we are running out of time. I know there are many more questions online and on the telephone as well, we are happy to continue to answer these offline, so please contact us if you have more questions. And I just like to say thank you, everyone, for participating today. We are looking forward to continue this dialogue in the next few days and months to come.

Operator
Thank you, ladies and gentlemen. That concludes today’s call, you may now disconnect.

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IMPORTANT INFORMATION
The information included in this transcript is provided for informational purposes only and is neither an offer to sell nor a solicitation of an offer to buy shares of Tele2 or Com Hem. Tele2 intends to file a registration statement on Form F-4 with the Securities and Exchange Commission (the “SEC”) in connection with the transaction. Tele2 and Com Hem expect to mail a merger document, which is part of the registration statement on Form F-4, to security holders of Com Hem in connection with the transaction. This information is not a substitute for the registration statement, merger document or any other offering materials or other documents that Tele2 and Com Hem plan to file with the SEC or send to security holders of Com Hem in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF COM HEM ARE URGED TO READ THE MERGER DOCUMENT CAREFULLY WHEN IT BECOMES AVAILABLE. THE MERGER DOCUMENT CONTAINS IMPORTANT INFORMATION ABOUT THE TRANSACTION INCLUDING CERTAIN RISKS RELATED TO THE TRANSACTION AND SHOULD BE READ BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TRANSACTION. When the merger document becomes available, investors and security holders will be able to obtain free copies of it through the website maintained by the SEC at www.sec.gov. Free copies of the merger document may also be obtained from Tele2, by directing such request to Mr. Erik Strandin Pers, Head of Investor Relations, e-mail: erik.pers@tele2.com, phone: +46 733 41 41 88, or from Com Hem, by directing a request to Ms. Petra von Rohr, Director of IR and Corporate Communications, e-mail: petra.vonrohr@comhem.com, phone: +46 734 39 06 54.
In addition to the registration statement and merger document, Tele2 and Com Hem file annual, quarterly and special reports and other information with the Swedish Financial Supervisory Authority. You may read and copy any reports, statements or other information filed by Tele2 or Com Hem at: http://www.tele2.com/investors/ and http://www.comhemgroup.se/en/investors/, respectively.
FORWARD LOOKING STATEMENTS
The information in this transcript may contain forward-looking statements. By their nature, forward-looking statements involve known and unknown risks, uncertainties, assumptions and other factors because they relate to events and depend on circumstances that will occur in the future whether or not outside the control of each respective company or the combined company. Such factors may cause actual results, performance or developments to differ materially from those expressed or implied by such forward-looking statements. Although managements of each respective company believe that their expectations reflected in the forward-looking statements are reasonable based on information currently available to them, no assurance is given that such forward-looking statements will prove to have been correct. You should not place undue reliance on forward-looking statements. They speak only as at the date thereof and neither Tele2 nor Com Hem undertakes any obligation to update these forward-looking statements. Past performance of Tele2 and Com Hem does not guarantee or predict future performance of the combined company. Moreover, Tele2, Com Hem and their respective affiliates and their respective officers, employees and agents do not undertake any obligation to review, update or confirm expectations or estimates or to release any revisions to any forward-looking statements to reflect events that occur or circumstances that arise in relation to the content of the presentation. Additionally, there can be no certainty that the Merger will be completed in the manner and timeframe described in this transcript, or at all.
NO SOLICITATION
This communication does not constitute notice to an extraordinary general meeting or a merger document, nor shall it constitute an offer to sell or the solicitation or invitation of any offer to buy, acquire or subscribe for, any securities or an inducement to enter into investment activity, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.